UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of Report: (Date of Earliest Event Reported): January 18, 2024

THE ARENA GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

delaware	001-12471	68-0232575
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 VESEY STREET, 24TH FLOOR NEW YORK, new york	10281
(Address of principal executive offices)	(Zip code)

212-321-5002

(Registrant’s telephone number including area code)

(Former name or former address if changed since last report)

Securities registered pursuant in Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AREN	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of a Material Definitive Agreement.

As previously reported, on January 2, 2024, The Arena Group Holdings, Inc. (the “Company”) failed to make a quarterly payment due to ABG-SI LLC (“ABG”), pursuant to the Licensing Agreement, dated June 14, 2019, by and between the Company and ABG (as amended to date, the “Licensing Agreement”), of approximately $3,750,000. On January 18, 2024, ABG notified the Company of its intention to terminate the Licensing Agreement, effective immediately, in accordance with its rights under the Licensing Agreement. Upon such termination, a fee of $45 million became immediately due and payable by the Company to ABG pursuant to the terms and conditions of the Licensing Agreement. In addition, upon termination of the Licensing Agreement, any outstanding and unvested warrants to purchase shares of the Company’s common stock issued to ABG in connection with the Licensing Agreement became immediately vested and exercisable. The Company is engaging in continuing discussions with ABG regarding the Licensing Agreement.

The Licensing Agreement previously provided the Company with the exclusive right and license in the United States, Canada, Mexico, United Kingdom, Republic of Ireland, Australia, and New Zealand to operate the Sports Illustrated media business (in the English and Spanish languages), including to (i) operate the digital and print editions of Sports Illustrated (including all special interest issues and the swimsuit issue) and Sports Illustrated for Kids, (ii) develop new digital media channels under the Sports Illustrated brands, and (iii) operate certain related businesses, including without limitation, certain Sports Illustrated events, special interest publications, video channels, bookazines, and the licensing and/or syndication of certain products and content under the Sports Illustrated brand. The initial term of the Licensing Agreement extended through December 31, 2029, subject to each party’s termination rights. The Company had the option, subject to certain conditions, to renew the term of the Licensing Agreement for nine consecutive renewal terms of 10 years each (collectively, the “Term”), for a total of 100 years.

The Licensing Agreement provided that the Company would pay to ABG annual royalties in respect of each year of the Term based on gross revenues (“Royalties”) with guaranteed minimum annual amounts. ABG agreed to pay to the Company a share of revenues relating to certain Sports Illustrated business lines not licensed to the Company, such as commerce.

Item 2.05. Costs Associated with Exit or Disposal Activities.

On January 18, 2024, the Company announced a plan (the “Plan”) to manage its operating expenses by implementing a reduction of approximately one-third of its current workforce. The Plan is intended to reduce the Company’s operating expenses in response to challenging macroeconomic conditions and the termination of the Licensing Agreement described above. Where required, worker adjustment and retraining notification (“WARN”) shall be given.

In connection with these actions, the Company estimates that it will incur approximately $5 million to $7 million in total restructuring charges, the substantial majority of which are future cash-based expenditures and substantially all of which are related to, employee severance (including WARN notice) and other termination benefits. The Company expects to execute the Plan and recognize substantially all of these charges in the first two quarters of 2024.

Safe Harbor Statement

This Current Report on Form 8-K contains forward-looking statements including, but not limited to, statements related to the Company’s expectations and the Company’s plans, objectives and expectations related to the Plan, including timing and expected impacts to its financial results and business operations. These forward-looking statements are based on management’s beliefs and assumptions and on information available to management as of the date they are made. However, investors should not place undue reliance on any such forward-looking statements because they speak only as of the date they are made. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the Company’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not necessarily limited to, those described in the Company’s filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) by and among the Company, Simplify Inventions, LLC (“Simplify”), Bridge Media Networks, LLC (“Bridge Media”), New Arena Holdco, Inc. (“Newco”) and the other parties to that certain Business Combination Agreement, dated November 5, 2023, as amended, Newco and the Company will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of the Company and Newco (the “Combined Proxy Statement/Prospectus”). The Company, Simplify and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and the Company will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the Proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Newco and/or the Company may file with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ARENA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY NEWCO OR ARENA WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Newco and/or the Company without charge through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of the Company is contained in the Company’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 28, 2023, its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARENA GROUP HOLDINGS, INC.
Dated: January 19, 2024
	By:	/s/ Douglas B. Smith
	Name:	Douglas B. Smith
	Title:	Chief Financial Officer